Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” and to the use of our reports dated January 15, 2008, with respect to the consolidated financial statements and schedule of Credence Systems Corporation included in its Annual Report (Form 10-K) for the year ended November 3, 2007, and the effectiveness of internal control over financial reporting of Credence Systems Corporation filed with the Securities and Exchange Commission and incorporated by reference in the joint proxy statement/prospectus of LTX Corporation and Credence Systems Corporation that is made a part of the Registration Statement (Form S-4) of LTX Corporation for the registration of shares of its common stock.

/s/ Ernst & Young LLP

San Jose, California

July 18, 2008